July 27, 2021

Via EDGAR Transmission

Division of Corporation Finance

United States Securities and Exchange Commission

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jacqueline Kaufman

Re:	Mister Car Wash, Inc.

Registration Statement on Form S-1

Filed July 27, 2021

Registration No. 333-258186

Dear Ms. Kaufman:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on July 29, 2021, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Mister Car Wash, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Drew Capurro of Latham & Watkins LLP, counsel to the Company, at (714) 755-8008, or in his absence, Benjamin Cohen at (212) 906-1623, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Very truly yours,
MISTER CAR WASH, INC.

/s/ Jedidiah Gold
Name: Jedidiah Gold Title: Chief Financial Officer

cc:	Greg Rodgers, Esq., Latham & Watkins LLP

Benjamin Cohen, Esq., Latham & Watkins LLP

Drew Capurro, Esq., Latham & Watkins LLP